March 3, 2008

Craig Slivka
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:   Intermec, Inc.
 Definitive 14A
 Filed April 10, 2007
 File No. 1-13279

Dear Mr. Slivka:

This communication is in response to your comment letter dated February 11, 2008, regarding the Proxy Statement on Form Definitive 14A filed by Intermec, Inc. (we, our, us or the Company) on April 10, 2007 (the “Proxy Statement”).

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

1.	We reissue comment 6 of our September 26, 2007 letter. Please describe with greater specificity how the disclosure of your performance targets and goals would cause you competitive harm.

The full text of this comment 6 is as follows:

We note that you have disclosed the performance categories for the Performance Share Program (planned cumulative Return on ANCU and cumulative Earnings per Share).  However, please disclose the necessary performance targets and goals to be achieved in order for your executive officers to earn their incentive compensation.  In the alternative, on a supplemental basis please provide us with a detailed analysis supporting your conclusion that that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Here, please disclose the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved.

RESPONSE:

Performance Targets and Goals.  The Company excluded the three-year performance thresholds and targets for each participant in our Long-Term Performance Share Program (collectively, the "PSU Program Goals") in the Proxy Statement because the Company believes that the disclosure of PSU Program Goals would result in competitive harm such that the information may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  The Company has prepared an expanded analysis supporting this conclusion with regard to open performance periods, which is set forth in a Supplemental Letter being submitted at the same time as this response letter.  As a courtesy to the SEC Staff, we also are providing a marked copy showing changes as compared to our supplemental analysis letter dated December 11, 2007.

We respectfully submit to the SEC Staff that, even if the disclosure of the specific PSU Program Goals would not result in competitive harm to the Company, disclosure of the specific PSU Program Goals is not material or necessary to understanding our Long-Term Performance Share Program (the "PSU Program") and therefore not required.   Item 402(b)(1) of Regulation S-K requires the discussion to explain "all material elements of the registrant's compensation of the named executive officers."  Item 402(b)(2) also includes a reference to materiality in acknowledging that "the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances."  Moreover, Instruction 1 to Item 402(b)(1) states that the purpose of the CD&A is to "provide to investors material information that is necessary to an understanding of the registrant's compensation policies and decisions regarding the named executive officers." We respectfully submit that our disclosure in the Proxy Statement provides the material information necessary for understanding the PSU Program, as discussed in detail below.

Investor understanding of our PSU Program is aided by the information we present in the Proxy Statement, including the following:

●
a description of the PSU Program structure, including the performance categories and that the targets in these categories, when established, are intended to be achievable if our business successfully grows consistently with our plans (page 36 of the Proxy Statement);

●	a description of the financial components included in calculating ANCU (pages 34 of the Proxy Statement) and Return on ANCU (page 36 of the Proxy Statement);

●
an explanation (page 36 of the Proxy Statement) that Return on ANCU is a non-GAAP measure  used by management to evaluate our financial return in a given period relative to our ANCU, which we describe (page 34 of the Proxy Statement) as a non-GAAP measure we use to evaluate our effectiveness at managing capital deployed and generating liquidity;

●	the range of the number of shares of common stock that may be paid out, including the target amounts for each named executive officer (page 43 of the Proxy Statement);

●
a description of the level of performance achieved for the most recently completed three-year period (2004-2006), which in each category was above threshold but below the target value (page 36 of the Proxy Statement);

●	the actual number of shares of common stock paid to each named executive officer for the most recently completed three-year period (2004-2006) (page 48 of the Proxy Statement); and

●	disclosure of our expectation at that time that there would not be any payouts under the PSU Program for the 2005-2007 and 2006-2008 performance cycles (page 36 of the Proxy Statement).

As described on page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” our Compensation Committee establishes target award amounts under the PSU Program each year for each participant, as well as three-year performance thresholds and targets for two different performance categories (cumulative return on ANCU and cumulative earnings per share).  We disclose that participants in the PSU Program receive payouts in the form of shares of our common stock ranging from 0% to 200% of the target award, dependent on the degree to which the PSU Program Goals in both of these categories are achieved.

This means that performance in both categories above the target performance value would result in the payout of a number of shares of common stock greater than the target payout amount, but not more that 200% of this amount. It also means that performance in both categories below the target performance values would lead to a payout amount smaller than the target payout amount or none at all. Likewise, it would be possible that performance exceeding the target in one performance category may outweigh underperformance in the other performance category to yield a share award equivalent to or even in excess of the target amount.  Accordingly, various combinations of performances above and below the PSU Program's targets may result in equivalent payouts.  For this reason, knowledge of the specific target performance values will not materially aid an investor's understanding of the amount or likelihood of our named executive officers receiving the incentive compensation under this program.

If the Staff disagrees with our position that disclosure of the specific PSU Program Goals is immaterial or unnecessary to understanding the PSU Program and therefore not required, in future proxy statements we would disclose the PSU Program Goals for closed performance periods.

Difficulty of Achieving Targets.  We respectfully submit to the SEC Staff that the Proxy Statement discusses the difficulty or likelihood of achieving the target performance levels under the PSU Program.  On page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” we disclose that, when established, the performance targets for the PSU Program are intended to be achievable if our business successfully grows consistently with our plans.  This disclosure informs investors that our Compensation Committee (i) considered our planned business growth in setting the PSU Program Goals and (ii) intended achievement of the awards to be as difficult to accomplish as the planned business growth.  We supplementally inform the SEC Staff that because the PSU Program was adopted in 2004, the first three-year cycle under this plan ended in 2006.  Therefore, our Compensation Committee has had limited payout achievement information for the PSU Program to draw upon in setting the PSU Program Goals.

In establishing the PSU Program Goals, our Compensation Committee members took into account their subjective assessment of the degree of difficulty that management would face for the achievement of PSU Program Goal target values, and it was the Compensation Committee’s intent that the achievement of the target values would not be a certainty.  In the performance cycles described in the Proxy Statement, however, our Compensation Committee did not attempt to assign a numerical probability to the achievement of any particular achievement level or payout amount under the PSU Program.

On page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” we include statements that provide further information regarding the difficulty of achieving the PSU Program Goals, especially when read in conjunction with our periodic financial results.  For example, we state that payouts are not expected for the 2005-2007 and 2006-2008 performance cycles.  In addition, on page 46 of the Proxy Statement, in footnote (b) to the “Outstanding Equity Awards at 2006 Fiscal Year-End” table, we specifically disclose our assessment of the progress toward achieving the PSU Program Goals.  This disclosure informs investors that that performance for the relevant three-year period is expected to be below the threshold levels in both categories based on the already completed fiscal years in those cycles and the then-current business outlook.  When read together with our publicly available financial results for 2005 and 2006, these statements provide investors with a clear indication of the difficulty of achieving the PSU Program Goals.

* * * *

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact Mary Brodd, our Senior Corporate Counsel at (425) 265-2465, or me at (425) 265-2403.

Sincerely,

/s/ Janis L. Harwell

Janis L. Harwell
Senior Vice President, General Counsel and Corporate Secretary

cc:  Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
       Lanny H. Michael, Intermec, Inc., Chief Financial Officer
       Mary Brodd, Intermec, Inc., Senior Corporate Counsel and Assistant Secretary
       J. Sue Morgan, Perkins Coie LLP